

July 31, 2015

Wendy A. Beck
Chief Financial Officer
Norwegian Cruise Line Holdings Ltd.
7665 Corporate Center Drive
Miami, Florida 33126

      Re: **Norwegian Cruise Line Holdings Ltd.**
                Form 10-K for the Year Ended December 31, 2014
                Filed February 27, 2015
                File No. 001-35784

Dear Ms. Beck:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 40

1. We note your disclosure that among other non-GAAP financial measures, you use Adjusted Net Revenue and Adjusted Net Yield to analyze your performance. Please revise to include a statement disclosing the reasons why management believes that presentation of these two non-GAAP financial measures provides useful information to investors regarding your financial condition and results of operations.

Financial Statements

General

2. We note your disclosure on page 47 that your debt agreements impose restrictions on your subsidiaries' ability to pay distributions to you which in turn affects your ability to

pay dividends to your shareholders. In that regard, please tell us if the restrictions or the affected restricted net assets of the consolidated subsidiaries exceed 25 percent of consolidated net assets as of December 31, 2014. If so, please revise to include the condensed financial information of the parent company in Schedule I as set forth in Rule 5-04 of Regulation S-X.

Note 2. Summary of Significant Accounting Policies

Goodwill and Tradenames, page F-9

3. You disclose on page F-9 that although each of your brands (Oceania, Regent and Norwegian) are considered separate operating segments, you have concluded they have similar economic characteristics, including similar margins and similar products and services, and therefore you have aggregated them into one reportable segment. We note the two newly acquired cruise line brands serve the "upper-premium" and "luxury" segments of the industry while the legacy Norwegian brand serves the "contemporary" customer segment. You also state during the 2014 fourth quarter earnings call that they have different appeals to different classes of customers or markets. Please explain to us why you believe the three brands have similar economic characteristics, meeting the criteria in ASC 280-10-50-11, and compare and contrast for us your operating segments relative to the areas listed in ASC 280-10-50-11a to e. Regarding any differences among your operating segments, please tell us why you determined that disaggregation was not warranted.

Note 3. Goodwill and Intangible Assets, page F-11

4. We note you have goodwill and intangible assets included in one line item on the face of your balance sheet. As goodwill and intangible assets, net each exceed five percent of total assets, please revise to separately present these amounts on your balance sheet. Refer to Rule 5-02(15) of Regulation S-X.

Note 11. Income Taxes, page F-25

5. Please revise to disclose the components of income (loss) before income tax expense (benefit) as either foreign or domestic. See Rule 4-08(h) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly Singleton at (202) 551-3328 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief